                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Genesis Health Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37183F-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Patrick H. Daugherty, Esq.                       With a copy to:
    Highland Capital Management, L.P.                 W. Scott Wallace, Esq.
           Two Galleria Tower                          Haynes and Boone, LLP
      13455 Noel Road, Suite 1300                  901 Main Street, Suite 3100
          Dallas, Texas 75240                          Dallas, Texas 75202
             (972) 628-4100                               (214) 651-5587
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                 October 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 37183F-10-7                                               Page 2 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Highland Capital Management, L.P., a Delaware limited partnership 75-2716725
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                N/A
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES
                                  1,559,647
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER

        EACH                      0
      REPORTING        ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      1,559,647
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,858,291
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

                N/A
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2% (1)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------
(1) Based on a total of 39,671,279 shares of Common Stock outstanding on December 26, 2001, as disclosed in the Issuer's Annual Report on Form 10-K filed on December 28, 2001.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 3 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                N/A
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES
                                  1,045,176
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER

        EACH                      0
      REPORTING        ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      1,045,176
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,858,291
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

                N/A
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2% (1)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------
(1) Based on a total of 39,671,279 shares of Common Stock outstanding on December 26, 2001, as disclosed in the Issuer's Annual Report on Form 10-K filed on December 28, 2001.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 4 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Prospect Street High Income Portfolio Inc., a Maryland corporation 04-3028343
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                N/A
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES
                                  253,468
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER

        EACH                      0
      REPORTING        ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      253,468
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,858,291
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

                N/A
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2% (1)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------
(1) Based on a total of 39,671,279 shares of Common Stock outstanding on December 26, 2001, as disclosed in the Issuer's Annual Report on Form 10-K filed on December 28, 2001.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 5 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James Dondero
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                N/A
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES
                                  0
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER

        EACH                      0
      REPORTING        ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      0
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,858,291
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

                N/A
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2% (1)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------
(1) Based on a total of 39,671,279 shares of Common Stock outstanding on December 26, 2001, as disclosed in the Issuer's Annual Report on Form 10-K filed on December 28, 2001.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 6 of 12
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.02 par value per share (the "Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101 East State Street, Kennett Square, Pennsylvania 19348.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The names of the persons filing this Statement (the "Filing Persons") are Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("Prospect"), and James Dondero ("Mr. Dondero"). The Filing Persons have entered into a Joint Filing Agreement, dated as of February 21, 2002, a copy of which is attached hereto.

         (b) The principal business address of Highland Capital, Crusader, Prospect and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

         (c) This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Prospect and Mr. Dondero. The general partner of Crusader is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation ("Strand"). The directors and officers of Strand and Prospect are listed on Appendix 1 hereto. Mr. Dondero is the President of Highland, Prospect and Strand, and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

         The principal business of Highland Capital, Crusader and Prospect is purchasing and holding securities for investment purposes. The principal business of Strand is serving as the general partner of Highland Capital. Mr. Dondero's principal business is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of each director and officer of Prospect and Strand is provided on Appendix 1 hereto.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Crusader is a citizen of Bermuda; Highland Capital is a citizen of Delaware; Prospect is a citizen of Maryland; and Mr. Dondero is a citizen of the United States. The citizenship of each of the persons on Appendix 1 hereto is as indicated on Appendix 1.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 7 of 12
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Commencing in March 1999 and to October 2001, Highland Capital, Crusader and Prospect have been acquiring in the ordinary course of business in secondary market transactions interests in bank loans (the "Loans") made to the Issuer and The Multicare Companies, Inc., an affiliate of the Issuer. Interests in the Loans were acquired with working capital of Highland Capital, Crusader and Prospect. On June 22, 2000, the Issuer and The Multicare Companies, Inc. each filed voluntary petitions with the U.S. Bankruptcy Court in Delaware to reorganize their respective capital structures under Chapter 11 of the US Bankruptcy Code. On September 20, 2001, the U.S. Bankruptcy Court for the District of Delaware entered an order approving the Debtors' Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated July 6, 2001(as amended, the "Plan"), subject to certain minor modifications. Effective on or prior to October 2, 2001, the Issuer transferred to Highland Capital, Crusader and Prospect their rights to acquire pursuant to the Plan the Common Stock and Convertible Preferred Stock of the Issuer described below. On October 2, 2001, the effective date of the Plan, the Issuer and its subsidiaries emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Pursuant to the Plan and as of October 2, 2001, Highland Capital, Crusader and Prospect acquired an aggregate of (i) 2,686,056 shares of Common Stock and
(ii) Convertible Preferred Stock with a conversion price of $20.33 of liquidation preference per share of Common Stock convertible into 147,235 shares of Common Stock. The Preferred Stock does not entitle its holder to vote for directors of the Issuer and may be converted at any time, at the option of its holder. In addition, Highland Capital acquired beneficial ownership of Stock Options to purchase 25,000 shares of Common Stock (the "Options"). The Options were granted under the Issuer's 2001 Stock Option Plan to Mr. Dondero, the President of Highland Capital, who is a member of the new board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital. None of the Filing Persons has acquired any voting securities of the Issuer outside of bankruptcy.

         None of the individuals listed in Item 2 herein has contributed any funds or other consideration towards the acquisition of the securities of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         The foregoing acquisitions were made for investment purposes. None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Item 2 hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs
(a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. A director of the Issuer, Mr. Dondero, is employed by Highland Capital and Prospect and is the President thereof. In his capacity as director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, business or corporate structure.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Persons may also acquire additional shares, or sell

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 8 of 12
--------------------------------------------------------------------------------

all or part of their shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. To the knowledge of each Filing Person, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on the information disclosed by the Issuer in its Annual Report on Form 10-K filed on December 28, 2001, there were 39,671,279 shares of Common Stock outstanding on December 26, 2001, and 1,328,721 shares of Common Stock yet to be issued in connection with the Plan. Pursuant to the Plan, the outstanding pre-Chapter 11 Common Stock and preferred stock was canceled and upon implementation of the Plan, the Issuer was to issue 41,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions.

                  Pursuant to provisions of the Exchange Act and in accordance with that certain Joint Filing Agreement, entered into by and among Highland Capital, Crusader, Prospect and Mr. Dondero dated as of February 21, 2002 (attached hereto as Exhibit 1 and incorporated herein by reference), each of Highland Capital, Crusader, Prospect and Mr. Dondero may be deemed to beneficially own 2,858,291 shares of Common Stock (which is approximately 7.2% of the shares of Common Stock outstanding on December 28, 2001).

         (b)                                             Sole             Shared             Sole            Shared
                                                        Voting            Voting         Dispositive       Dispositive
                                                         Power            Power             Power             Power
                                                    ---------------- ----------------- ----------------- ----------------
     Highland Capital Management, L.P.                1,559,647 (1)         0             1,559,647 (1)         0
     Highland Crusader Offshore Partners, L.P.        1,045,176 (2)         0             1,045,176 (2)         0
     Prospect Street High Income Portfolio Inc.         253,468 (3)         0               253,468 (3)         0
     James Dondero (4)                                     0                0                 0                 0

----------
(1) Includes 1,452,434 shares of Common Stock beneficially and directly owned by Highland Capital, 82,213 shares of common stock underlying 16,714 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Highland Capital; and 25,000 Options. The Options were granted under the Issuer's 2001 Stock Option Plan to Mr. Dondero, President of Highland Capital, who is a member of the new board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

(2) Includes 993,848 shares of Common Stock beneficially and directly owned by Crusader, and 51,328 shares of Common Stock underlying 10,435 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Crusader.

(3) Includes 239,774 shares of Common Stock beneficially and directly owned by Prospect, and 13,694 shares of Common Stock underlying 2,784 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Prospect.

(4) Because of the relationships described herein, Mr. Dondero may be deemed the indirect beneficial owner of all the shares described in the table above. Mr. Dondero disclaims beneficial ownership of all such shares.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 9 of 12
--------------------------------------------------------------------------------

         (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Plan additional securities may be distributed pursuant to a Catch-up Distribution as defined in the Plan, which is incorporated by reference hereto and filed as an exhibit hereto.

         Under the Issuer's 2001 Stock Option Plan, Options to purchase 25,000 shares of Common Stock were granted to James Dondero, the President of Highland and Prospect, who is a member of the new board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

         Except as described herein, none of the Filing Persons or, to the knowledge of each Filing Person, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated as of February 21, 2002, entered into by and among Highland Capital, Crusader, Prospect and Mr. Dondero.

         Exhibit 2. Findings of Fact, Conclusions of Law and Order Confirming the Joint Plan of Reorganization dated September 20, 2001 - incorporated herein by reference to Exhibit 2.1 of Genesis Health Ventures, Inc.'s Current Report on Form 8-K (File No. 1-11666) dated September 20, 2001

         Exhibit 3. Disclosure Statement for Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated herein by reference to Exhibit T3E-1 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 4. Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated herein by reference to Exhibit T3E-2 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 5. Technical Amendments To Debtors' Joint Plan of Reorganization dated August 27, 2001 - incorporated herein by reference to Exhibit T3E-3 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 6. Amendments to Debtors' Joint Plan of Reorganization to Comply with Opinion On Confirmation dated September 13, 2001 - incorporated herein by reference to Exhibit T3E-4 Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 37183F-10-7                                              Page 10 of 12
--------------------------------------------------------------------------------

         Exhibit 7. Erratum to Disclosure Statement for Debtors' Joint Plan of Reorganization - incorporated herein by reference to Exhibit T3E-5 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                              Page 11 of 12
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 21, 2002

                                 HIGHLAND CAPITAL MANAGEMENT, L.P.

                                 By:  Strand Advisors, Inc., its general partner


                                      By:     /s/ JAMES DONDERO
                                             -----------------------------------
                                      Name:  James Dondero
                                      Title: President


                                 HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                                 By:  Highland Capital Management, L.P., its
                                      general partner
                                 By:  Strand Advisors, Inc., its general partner


                                      By:     /s/ JAMES DONDERO
                                             -----------------------------------
                                      Name:  James Dondero
                                      Title: President


                                 PROSPECT STREET HIGH INCOME PORTFOLIO INC.


                                 By:     /s/ JAMES DONDERO
                                        ----------------------------------------
                                 Name:  James Dondero
                                 Title: President



                                  /s/ JAMES DONDERO
                                 -----------------------------------------------
                                 JAMES DONDERO

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                              Page 12 of 12
--------------------------------------------------------------------------------


                                   APPENDIX 1

         The name of each director and officer of Prospect Street High Income Portfolio, Inc. and Strand Advisors, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

                      NAME
                                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                                           AND ADDRESS (IF APPLICABLE)
--------------------------------------------------    -------------------------------------------------------------------
PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
R. Joseph Daugherty                                   Senior Vice President and Secretary
Timothy Hui, Director                                 Director of Learning Resources of the Pennsylvania Biblical
                                                            University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director                             Director, Executive Vice President and Treasurer of Commercial
                                                            Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director                                 Managing Director of Benefit Capital, 2006 Peakwood Drive,
                                                            Garland, TX 75044.
Bryan Ward, Director                                  Special Projects Advisor and Information Technology Consultant
                                                            for Accenture, 3625 Rosedale, Dallas, TX 75205.

STRAND ADVISORS, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
Louis Koven                                           Secretary of Strand and Chief Financial Officer of Highland
                                                            Capital

                                    EXHIBITS


         Exhibit 1. Joint Filing Agreement, dated as of February 21, 2002, entered into by and among Highland Capital, Crusader, Prospect and Mr. Dondero.

         Exhibit 2. Findings of Fact, Conclusions of Law and Order Confirming the Joint Plan of Reorganization dated September 20, 2001 - incorporated herein by reference to Exhibit 2.1 of Genesis Health Ventures, Inc.'s Current Report on Form 8-K (File No. 1-11666) dated September 20, 2001

         Exhibit 3. Disclosure Statement for Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated herein by reference to Exhibit T3E-1 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 4. Debtors' Joint Plan of Reorganization dated July 6, 2001 - incorporated herein by reference to Exhibit T3E-2 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 5. Technical Amendments To Debtors' Joint Plan of Reorganization dated August 27, 2001 - incorporated herein by reference to Exhibit T3E-3 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 6. Amendments to Debtors' Joint Plan of Reorganization to Comply with Opinion On Confirmation dated September 13, 2001 - incorporated herein by reference to Exhibit T3E-4 Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001

         Exhibit 7. Erratum to Disclosure Statement for Debtors' Joint Plan of Reorganization - incorporated herein by reference to Exhibit T3E-5 of Genesis Health Ventures, Inc.'s Form T-3 dated September 18, 2001